

September 28, 2010

Ivy B. Suter
Chief Executive Officer
Trailer Bridge, Inc.
10405 New Berlin Road East
Jacksonville, FL 32226

> **Re:** **Trailer Bridge, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-22837**

Dear Ms. Suter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief